PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 5, 2024

Confidential

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Ms. Anuja A. Majmudar

Mr. Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)

Response to the Staff’s Comments on the Draft Registration Statement on

Form F-1 Confidentially Submitted on November 24, 2023

Dear Ms. O’Brien, Ms. Calder, Ms. Majmudar, and Mr. Dougherty:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 21, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 24, 2023 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

January 5, 2024

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and comparable financial information for the same period in 2022 and (ii) other information and data reflecting recent developments.

Comments in Letter Dated December 21, 2023

Prospectus Summary

Our Financial Performance, page 2

1.

You disclose that you have grown rapidly in recent years and achieved profitability in the first half of 2023. While we note that your gross profit has increased period over period, we note your realization of net income for the six months ended June 30, 2023 appears due to a substantial increase in “other income” from RMB4.3 million in the six months ended June 30, 2022 to RMB48.2 million (US$6.7 million), or a 1021% increase. You disclose within MD&A that this increase in “other income” was mainly due to the increase in government grants, which were determined at the discretion of the relevant governmental authorities. Please balance disclosure of your achievement of profitability with the source of such profitability at this time and whether you believe your profitability can continue, such as cross referencing to your risk factor on page 25 entitled “We cannot assure you that we will be able to maintain profitability in the future” in which you revise this risk factor to discuss the substantial increase in government grants that helped you record net income in the six months ended June 30, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 26 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

January 5, 2024

Summary of Risk Factors

Risks Relating to Doing Business in China, page 5

2.

We note the changes you made to your disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since our comment letter dated August 13, 2021 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the changes from time to time in the interpretation, application, and enforcement of the PRC laws and regulations coveys the same risk. Please revise your disclosure to include the specific disclosure sought in our prior comment 5 and 11, accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 9, 51 and 52 of the Revised Draft Registration Statement.

Our Holding Company Structure and the Contractual Arrangements with the VIE, page 8

3.

We note your response to our prior comment 4 and re-issue it in part. Revise your disclosure to specifically state how and why the contractual arrangements with the VIE in China may be less effective than direct ownership. In this regard, we note your risk factor entitled “Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements.”

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement.

Prospectus Summary

Permission Required from the PRC Authorities for Our Operations and Offering, page 11

4.

We note your response to our prior comment 6 and the related cross-references to certain risk factors. Please also describe here the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

U.S. Securities and Exchange Commission

January 5, 2024

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Draft Registration Statement.

Summary Consolidated Financial Data, page 17

5.	Please address the following regarding the condensed consolidating schedules presented on pages 19 through 21:

•

Revise the schedule so that it disaggregates the parent company, the VIEs and its consolidated subsidiaries, the WFOE(s) that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. To this end, it appears the schedules should be further disaggregated for the WFOE(s).

•

Revise the condensed consolidating schedule depicting the consolidated balance sheets to present disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. In this regard, we note “Investments in and amount due from subsidiaries” is presented as one line item.

•	Revise to further disaggregate the condensed consolidating schedule depicting the consolidated cash flows.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 to 22 of the Revised Draft Registration Statement.

Risks Relating to Our Business and Industry

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 31

6.

We note your response to our prior comment 13 indicating that you have only registered branch offices in 21 cities. However, we re-issue the comment as it does not appear you have provided a distinction between first-tier cities in China and lower-tier cities. Please disclose what you consider first-tier cities as compared to what you disclose as lower-tier cities in which you are expanding your geographical reach.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

January 5, 2024

Risks Relating to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws..., page 44

7.

We note your response to our prior comment 14 and re-issue it. Revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

Risk Factors

Risks Relating to Doing Business in China

The PRC government’s oversight over our business operations could result in a material change in our operations and the value of our ADSs., page 50

8.

We note your response to comment 11, and we re-issue in part. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 to 52 of the Revised Draft Registration Statement.

Dilution, page 78

9.	Please revise to present the net tangible book value as of June 30, 2023 rounded to the nearest cent (i.e., using two decimal points).

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

Business

U.S. Securities and Exchange Commission

January 5, 2024

Overview, page 110

10.

You disclose that in 2022, your market share was approximately 33.7%, according to iResearch. Please disclose if your reference to “market share” is for “on-demand delivery” more broadly or more specifically among what you have defined as “independent on-demand dedicated courier service providers.”

The Company respectfully advises the Staff that the reference to the market share of 33.7% is for independent on-demand dedicated courier service, rather than the broader on-demand delivery. The Company has also revised the disclosure on pages 1 and 112 of the Revised Draft Registration Statement to clarify so.

Our Services, page 110

11.

You disclose that you were able to charge an average price per order of RMB17.0 in the six months ended June 30, 2023, which represents a significant premium compared to other major players in the on-demand delivery industry. Please disclose the source for this statement or revise to characterize as your belief.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 113 and 114 of the Revised Draft Registration Statement.

Our Competitive Strengths

Attractive unit economics and strong scalability, page 112

12.

You disclose that your crowd-sourcing model for Flash-Riders allows us to minimize fixed costs and maintain scalability. Please revise to explain what you mean by “crowd-sourcing model” for procuring Flash-Riders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114, 120 and 121 of the Revised Draft Registration Statement.

Technology-driven operation, achieving excellent efficiency and quality control, page 113

13.

You disclose that you have an intelligent dispatch system that optimizes order-rider matching based on the real-time locations of Flash-Riders, that in part prices each order based on factors such as parcel distance and weight, and the supply in the area, and then dispatches the order to a few selected Flash-Riders who are best suited to fulfill such order. Please disclose how the Flash-Rider that ultimately collects the parcel is chosen from among the few selected Flash-Riders orders are dispatched to.

U.S. Securities and Exchange Commission

January 5, 2024

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 to 118 of the Revised Draft Registration Statement.

14.

You disclose that your digitalized rider management system keeps track of a performance score for each Flash-Rider, adjusts such score based on their performance, and rewards Flash-Riders based on such ratings as a way to retain high-quality riders and enhance customer experience. Please disclose what items you consider in your “performance score” and how you reward Flash-Riders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 118 of the Revised Draft Registration Statement.

Index to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-6

15.

We note that you present, on this page and on page F-44, a Gross profit line item. Please revise to consider all amounts applicable to Cost of revenues in accordance with U.S. GAAP, and comply with the guidance in SAB Topic 11:B. For example, measures of gross profit should reflect the allocable portion of depreciation.

The Company respectfully advises the Staff that all applicable amounts, including depreciation applicable to Cost of revenues in accordance with U.S. GAAP, are included in cost of revenues. Further, since depreciation is included in Cost of revenues the Company has concluded the guidance in SAB Topic 11:B is not applicable.

The Company has revised the disclosure for “Cost of revenues” in the “Summary of principal accounting policies” section on page F-19 of the Company’s Revised Draft Registration Statement to disclose depreciation and other costs related to revenues were included in Costs of revenues.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Term deposits, page F-15, page F-15

16.

We note from your disclosure that total term deposits amounting to RMB500 were insured as of December 31, 2022. However, the consolidated balance sheet for that period reflects term deposits of RMB34.8. Please clarify this discrepancy and revise your disclosures as necessary.

The Company respectfully advises the Staff that bank deposits of each legal entity held at each financial institution in the mainland of PRC and Hong Kong S.A.R. are insured by the government authorities up to RMB500 thousand and HKD500 thousand, respectively. Such insured limits are applied to each legal entity with respect to the combined amounts of bank deposits that such legal entity holds at a financial institution. The Company’s bank deposits comprised amounts recorded in cash and cash equivalents and the term deposit. As of December 31, 2021 and 2022, cash and cash equivalents and term deposit totaled RMB729,856 thousand and RMB656,967 thousand, respectively, of which RMB6,884 thousand and RMB5,526 thousand were insured by the government authorities, respectively.

U.S. Securities and Exchange Commission

January 5, 2024

The Company has revised the disclosure on page F-15 of the Revised Draft Registration Statement to clarify the insured amounts for cash and cash equivalents and the term deposit.

*    *     *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors,

BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Max Ma, Partner, KPMG Huazhen LLP